UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33931

BCD Semiconductor Manufacturing Limited

Not Applicable

(Translation of Registrant’s name into English)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

Telephone: (+86-21) 2416-2298

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Acquisition by Diodes Incorporated

The merger of BCD Semiconductor Manufacturing Limited, an exempted company incorporated in the Cayman Islands (the “Company”) with Diodes Cayman Islands Company Limited, an exempted company incorporated in the Cayman Islands (the “Merger Sub”) and a wholly-owned subsidiary of Diodes Incorporated, a Delaware corporation (“Diodes”), was made effective as of March 5, 2013, pursuant to the previously announced Agreement and Plan of Merger dated as of December 26, 2012, among the Company, Diodes, and the Merger Sub, with the Company being the surviving company and becoming a wholly-owned subsidiary of Diodes. The Company, Diodes and the Merger Sub have caused the Cayman plan of merger to be registered with the Registrar of Companies of the Cayman Islands as of March 5, 2013.

Upon notification of the effectiveness of the merger by the Company, NASDAQ, where the Company’s American Depositary Shares (the “ADSs”) had been traded, has suspended the trading of the ADSs as of the close of business on March 5, 2013, and filed Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on NASDAQ and deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCD Semiconductor Manufacturing Limited

By:	/s/ Jean-Claude Zhang
Name:	Jean-Claude Zhang
Title:	Chief Financial Officer

Date: March 7, 2013